

02029859

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K



RECEIVED
APR 04 2002

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Dated April 2, 2002

For the month of March 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

United Microelectronics Corporation
March 1, 2002

In accordance with Rule No. 3 of "Policy for TSE & OTC Companies on Repurchase Program", when more than NTD 300,000,000 in accumulated has been spend on the shares purchase or more than 2% of the company's total outstanding shares are purchased, information on such purchase is to be disclosed as follows:

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-35

Content:

1) Last date which above condition is reached: March 1, 2002
2) Number of shares purchased: 8,422,000 share
3) Type of share purchased: common share
4) Total amount spend on shares purchased: NTD 391,190,052
5) Average purchase price: NTD 46.45
6) Accumulated purchase shares within this repurchase program: 41,964,000 shares
7) Percentage of accumulated purchase shares: 0.31%

Editorial Contacts:

In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC Issues Statement in Response to Recent Announcement by Xilinx

Hsinchu, Taiwan, March 5, 2002 – UMC (NYSE: UMC) today made the following statement in response to the recent partnership announcement by Xilinx.

> With regard to the announcement of a foundry agreement between Xilinx and IBM, UMC would like to comment that Xilinx has reaffirmed its long-term commitment to source at least 70% of its foundry services from UMC. Xilinx has also confirmed that it is not engaged with any of UMC's other major foundry competitors, including TSMC, for additional wafer outsourcing. We firmly believe that this cooperation with IBM will in no way affect the excellent relationship that exists between UMC and Xilinx.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

###

United Microelectronics Corporation
March 5, 2002

In accordance with Rule No. 3 of "Policy for TSE & OTC Companies on Repurchase Program", when more than NTD 300,000,000 in accumulated has been spend on the shares purchase or more than 2% of the company's total outstanding shares are purchased, information on such purchase is to be disclosed as follows:

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-35

Content:

1) **Last date which above condition is reached: March 5, 2002**
2) **Number of shares purchased: 7,150,000share**
3) **Type of share purchased: common share**
4) **Total amount spend on shares purchased: NTD 366,137,220**
5) **Average purchase price: NTD 51.21**
6) **Accumulated purchase shares within this repurchase program: 49,114,000 shares**
7) **Percentage of accumulated purchase shares: 0.37%**

Editorial Contacts:

In the USA:
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC Issues Statement in Response to Recent Announcement by ST Microelectronics

Hsinchu, Taiwan, March 5, 2002 – UMC (NYSE: UMC) today made the following statement in response to the recent partnership announcement by ST Microelectronics.

> UMC would like to clarify its relationship with ST Microelectronics to address the announcement by ST Microelectronics, Phillips and TSMC regarding a joint technology development program. ST Microelectronics and UMC have a multi-year foundry agreement in place with three additional years remaining that will in no way be affected by this announcement. Furthermore, it is our understanding that this joint development program does not include any volume commitments for foundry outsourcing, and that ST Microelectronics is free to transfer the resulting technology to any other foundry. Therefore, due to our long-term relationship with ST Microelectronics and our existing foundry agreement, we are confident that that the relationship between our companies will continue to prosper.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

United Microelectronics Corporation

March 8, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2002

1) Sales volume (NT$ Thousand)

Period	*Items*	*2002*	*2001*	*Changes*	*%*
Feb	*Invoice amount*	3,436,489	7,951,353	-4,514,864	-56.78
Jan –Feb	*Invoice amount*	10,120,886	17,567,357	-7,446,471	-42.39
Feb	*Net sales*	3,601,266	7,504,961	-3,903,695	-52.01
Jan –Feb	*Net sales*	7,610,564	17,006,609	-9,396,045	-55.25

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*February*	*Bal. as of period end*
UMC	26,671,391	0	0
UMC's subsidiaries	2,019,674	0	2,019,674

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*February*	*Bal. as of period end*
UMC	53,342,782	0	0
UMC's subsidiaries	29,353	(13,617)	15,736
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None

ARM AND UMC EXPAND FOUNDRY PROGRAM ALLIANCE

UMC licenses the ARM946E and the ARM1022E cores through the ARM Foundry Program

SUNNYVALE, Calif. and CAMBRIDGE, UK — Mar. 12, 2002 – UMC (NYSE: UMC), a world leading semiconductor foundry, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of embedded RISC processor technology, today announced that UMC has licensed the ARM946E ™ core and the ARM1022E™ core. With this new agreement, UMC, an ARM Foundry Program Partner, offers an expanded portfolio of ARM® cores to designers of ARM core-based solutions.

"UMC continues to be popular choice for developers of ARM core-based designs," said Antonio J. Viana, director, Foundry Program, ARM. "This new agreement underscores UMC's continued commitment to the ARM Foundry Program. UMC's customers now have more choices and options for their SoC designs with regards to ARM industry leading microprocessors and UMC's cutting-edge process technology."

"The ARM946E core and ARM1022E core are welcome additions to our broad portfolio of IP core design offerings," said Dr. Karl Wang, vice president of product marketing at UMC. "Now our customers have access to two new microprocessor cores that will prove to be extremely important in communications applications to consumer applications."

The two companies today also announced that the ARMTDMI® core and the ARM922T core can be manufactured on UMC's 0.13 micron process technologies. The ARM7DTMI core is also production verified on UMC's 0.25 and 0.18-micron silicon, and the ARM922T™ core is production verified in 0.18 micron silicon.

The ARM946E macrocell is well suited to a wide range of embedded applications. It combines an ARM9E-S™ CPU with 8K instruction and data caches, instruction and data tightly-coupled memory (TCM) interfaces, a protection unit, and an AMBA® on-chip

--more--

AHB interface. The size of the instruction and data TCM memories are configurable to enable tailoring of the hardware to the embedded application.

The ARM1022E macrocell incorporates the advanced ARM10E™ integer core, instruction and data caches, full-featured memory management unit, dual high-bandwidth 64-bit AMBA technology-compliant AHB interfaces, and 16K/16K caches. The macrocell also includes an enhanced 16 x 32-bit multiplier, capable of single cycle MAC operations, 16-bit fixed point DSP instructions to accelerate signal processing algorithms, as well as supporting the Thumb® 16-bit instruction set for high code density.

About the ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables original equipment manufacturers (OEMs) in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC) solutions. There are currently 30 Partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI core, the ARM922T core, the ARM946E core and the ARM1022E core through the Foundry Program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables OEMs, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way Partnership between ARM, an approved silicon foundry, and an OEM.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming the volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SoC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve its global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com..

ENDS

ARM, Thumb, AMBA and ARM7TDMI are registered trademarks of ARM Limited. ARM9E-S, ARM922T, ARM946E, ARM10E and ARM1022E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM France SAS.

Media Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
KjcomE@cs.com

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

In Taiwan
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth
(646) 536-7012/ 18
Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

UMC Board Passes Dividend Proposal

Taipei, Taiwan, R.O.C. - March 14, 2002, — United Microelectronics Corporation (TAIEX: 2303, NYSE: UMC), (UMC) today held a meeting of the Board of Directors and Supervisors, at which the Board passed the following items for proposal at the 2002 General Shareholders Meeting to be held on June, 3, 2002 (Monday) at 9:30 AM at the Hsinchu Science Park Workers Recreation Center:

1. The company's revenue for 2001 was NT$64,493 million with an after tax loss of NT$3,157 million. This is an after tax loss of NT$0.24 per share.

2. The company adopted a proposal for the distribution of a stock dividend of 150 common shares for every 1000 shares held by shareholders.

3. The company will issue 171,132,018 new shares for distribution as employee bonuses.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SoC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve its global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com..

United Microelectronics Corporation
March 14, 2002

Subject: Change of Company's Supervisor – Hsun Chieh Investment Corporation re-appointed its representative

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-6

Content:

1) Event date: March 14, 2002

2) Name of former appointment: Ming-Jan Chen, Senior Consultant of Industrial Technology Research Institute

3) Name of the new appointment: Tzyy Jang Tseng, Chairman of Unimicron Technology Corp.

4) Reason for the change: Representative was re-appointed by Hsun Chieh Investment Corporation

5) Length of term: 5/30/2001 ~ 5/29/2004

6) Effective date: March 14, 2002

United Microelectronics Corporation

For the month of February, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001*	*Number of shares held as of January 31, 2002*	*Number of shares held as of February 28, 2002*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*February*	*Jan –Feb*
Semiconductor Manufacturing Equipment	219,997	1,405,811
Fixed assets	0	270

4) The disposition of assets (NT$ Thousand)

Description of assets	*February*	*Jan –Feb*
Semiconductor Manufacturing Equipment	22,042	8,927,917
Fixed assets	7,687	7,687

United Microelectronics Corporation
March 20, 2002

Subject: The public offering of 47,537,780 American Depositary Shares, representing 237,688,900 common shares of UMC.

Content:

1) Issue Amount: US$439,724,465

2) Listing Price/Unit: US$9.25 (NT$64.86)

3) Issue Share: 47,537,780 American Depositary Shares (ADSs)

Each ADS represents five UMC common shares.

4) Listing Exchange: New York Stock Exchange

United Microelectronics Corporation
March 27, 2002

Subject: Important resolutions approved from the Company's 8th term, 12th Board Meeting

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-42

Content:

1) **Event date: March 27, 2002**

2) **Reason for the cause: N/A**

3) **Contingency procedures: N/A**

4) **Other disclosures:**

The board meeting approved UMC to sell the common stock of the AU Optronics Corporation. The underwriter is National Securities Corporation.

The maximum amount of disposal is 80 million shares. Chairman is authorized to determine the pricing through the negotiation with the underwriter.

United Microelectronics Corporation
March 29, 2002

Subject: Announcement on the disposal of Mediatek stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) **Name of the security: Mediatek Inc.**
2) **Transaction date: March 21, 2002 ~ March 29, 2002**
3) **Transaction quantity: 2,552,000 shares; Unit price: NTD734.10; Total amount: NTD1,873,422,000**
4) **Gain (or loss) on the transaction: NTD 1,802,110,864 in profit**
5) **Relationship with the transaction party: Investee company under cost method**
6) **Accumulated (including this transaction) quantity: 45,086,600 shares; book value: 1,259,865,490; percentage hold: 14.27%**
7) **Total asset ratio: 25.18%; stockholder's equity ratio: 33.28%; operating capital (current quarter): NTD37,609,821,000**
8) **Purpose of acquisition or disposal: financial maneuver**
9) **Other disclosure: None**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 04/02/2002

By 

Stan Hung

Chief Financial Officer